June 5, 2025

Cynthia Lo Bessette
President
Fidelity Wise Origin Bitcoin Fund
245 Summer Street V13E
Boston, MA 02210

       Re: Fidelity Wise Origin Bitcoin Fund
           Registration Statement on Form S-3
           Filed May 23, 2025
           File No. 333-287548
Dear Cynthia Lo Bessette:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your disclosure on pages 80 and 82 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized
Participant
       Agreement. Please revise to identify the current Authorized Participants that have
       Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions. In addition, please revise to identify your Bitcoin Trading Counterparties and disclose the material terms of the agreements with the Bitcoin Trading Counterparties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 5, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Lulu Cheng at 202-551-3811
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Morrison C. Warren